

July 8, 2021

Angel Pendas
Secretary and Director
Springwater Special Situations Corp.
405 Madison Avenue, 11th Floor
New York, NY 10174

> **Re: Springwater Special Situations Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 25, 2021**
> **File No. 333-254088**

Dear Mr. Pendas:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed June 25, 2021

Management
Conflicts of Interest, page 71

1. In order to clearly illustrate the past and present overlapping SPAC activity of your management and founders, expand your disclosure to discuss the proceeds raised and the duration of Goal Acquisitions Corp.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Gallant